AMERICAN
STOCK EXCHANGE
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                                                      Media Contact: Lynn Duffy
                                                        American Stock Exchange
                                           (212) 306-1654 / lynn.duffy@amex.com
                                                            -------------------


                  AMERICAN STOCK EXCHANGE LISTS COMMON STOCK OF
                              SEABRIDGE GOLD, INC.

NEW YORK, April 20, 2004 - The American Stock Exchange(R) (Amex(R)) today listed the common stock of Seabridge Gold, Inc. under the ticker symbol SA.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects, which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories plus an additional estimated
6.83 million ounces of resources in the inferred category. The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

"We are pleased to welcome Seabridge Gold to the American Stock Exchange," said John McGonegal, senior vice president of the Amex Equities Group. "As a global leader in gold and mining listings, we look forward to working with Seabridge on building increased investor attention within the U.S. marketplace."

Seabridge Gold President and CEO Rudi Fronk noted that the Amex listing was an important step toward providing greater liquidity for the Company's significant U.S. shareholder base. "We made a commitment to our large U.S. investors to obtain a major U.S. listing and we are pleased to deliver on this promise. We are also looking forward to working with the Exchange to broaden our shareholder base."

The specialist in Seabridge Gold, Inc. will be LaBranche & Co., Inc. For further information on SA and other Amex-listed companies, please visit www.amex.com.


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The American Stock Exchange(R) (Amex(R)) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 138 ETFs. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks. For more information, please visit www.amex.com.